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Exhibit 5.1


                                December 9, 1996


VIA FACSIMILE
AND U.S. MAIL

Mr. William Spier
444 Madison Avenue
58th Floor
New York, New York  10022

Dear Bill:

     As you know, the Board of Directors of Video Lottery Technologies, Inc. ("VLT") on Friday, December 6, 1996 constituted a Special Committee (consisting of me, Patty Becker, and Jim Davey) to consider your proposal to acquire VLT, as reflected in your letters to the Board of November 14 and November 26, 1996 and in a letter and enclosed term sheet sent on December 4, 1996 by your counsel, Peter Golden, to Company counsel, Louis Cohen and Michael Rosenzweig. In addition to evaluating your proposal and VLT's other options, the Special Committee will oversee negotiations with you and other bidders and, if appropriate, recommend to VLT's shareholders a transaction for their approval, all in consultation with Salomon Brothers as VLT's financial adviser and with VLT's inside and outside counsel.

     The Special Committee has reviewed your proposal and has authorized me to write this letter to you in response thereto. Subject to your prior satisfaction of certain concerns that the Special Committee has, as enumerated below, we believe that VLT should enter into negotiations with you promptly, in a good faith effort to reach a mutually satisfactory Merger Agreement.

     In general, your proposal is for a prompt cash merger of VLT and a new company ("Newco") to be formed by the existing Spier Group and possibly other investors, in which all other VLT shareholders would receive $6.00 per share in cash. Your November 26 letter refers to a "cooperative effort to facilitate" the proposal and to the Board's "endors[ing]" the proposal. We agree that there should be a genuine spirit of cooperation, but I want to be clear that at this point the Special Committee is committing only to negotiate with you promptly and in good faith, subject to your prior satisfaction of the concerns expressed below. Of course, if the Special Committee concludes, after due care and in consultation with its financial and legal advisers, that entering into a Merger Agreement with Newco is superior, from the standpoint of VLT's public shareholders, to the other available courses of action, they will cause VLT to enter into such an Agreement and submit it to shareholders for their approval. But the Special Committee has not, at this point, decided that VLT is for sale at all, nor has there been any agreement in advance of the negotiations on any terms, including price.



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December 9, 1996
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     Based on our review of your letters and term sheet, and without prejudging the further work of the Special Committee or the negotiations, the Special Committee wants to bring several matters to your attention, with the hope of advancing the discussions.

     Assurance of Feasibility. VLT is unlikely to enter into any Merger Agreement, and present a transaction to its shareholders for their approval, unless it is reasonably assured that Newco will be able and willing to close promptly. In this regard, the correspondence and term sheet raise five concerns.

          Financing. The term sheet contains only a very broad and general discussion of financing. VLT is unlikely to sign a Merger Agreement that is subject to any substantive financing contingency. At the time of signing, financing should be fully committed and in place, or the sources of financing should have been identified and have given acceptable assurances that the financing will be fully committed promptly after signing.

          Regulatory and Third-Party Approvals. The term sheet states that closing would be contingent on receiving any needed regulatory and third-party consents. VLT is unlikely to sign a Merger Agreement that is subject to any substantive contingency in this regard. To the extent that such consents are not in hand at signing, there should be reasonable assurance that all remaining consents (or those whose absence could prevent a closing) will be received promptly.

          Representations and Warranties. The term sheet says that the Spier Group will expect customary representations and warranties and that closing will be conditioned on their accuracy. In view of your detailed "inside" familiarity with VLT's affairs, and the fact that VLT is a public "reporting" company, it would seem that representations and warranties, if any, should be very limited; in any event they should not be such as to pose any risk to a successful closing. (And of course, such representations and warranties would not, in a transaction of this kind, survive the closing.)

          Deals with Third Parties. The term sheet refers to the possibility of "asset dispositions" and "joint venture projects." VLT is unlikely to sign a Merger Agreement that is subject to any substantive contingency in this regard. To the extent that such deals are involved at all, they should be sufficiently "in place" at signing so that they can be fully disclosed to shareholders and the closing does not depend on the uncertain willingness of a third party to proceed.





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December 9, 1996
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     Spier Group Commitment.  As the correspondence and term sheet suggest, VLT will want, at the time it signs a Merger Agreement, to be assured that the Spier Group is fully committed to carrying out the transaction and cannot easily walk away. At this time, we do not anticipate needing to call on your offer to provide collateral for the Maryland bond. We do anticipate that, in accordance with the second-to-last paragraph of the term sheet, the Merger Agreement would provide for an appropriate significant breakup fee to compensate VLT for its out-of-pocket costs and (more important) the distraction of the Board and management from other matters, if the Spier Group is unable or unwilling to close.

     Company Right to Terminate. The term sheet recognizes that VLT should have a right to accept a better offer, if it comes, at no penalty (except that the term sheet suggests that VLT be obliged to reimburse you for your expenses in such event). We suggest several points: (i) VLT needs a somewhat longer period than through December 31, 1996 in which it can actively solicit other proposals, since in this season that date is virtually upon us; (ii) the Board's "out" should cover any form of offer, or other strategic option, that the Board in its reasonable good faith judgment deems preferable; (iii) the Special Committee does not believe it appropriate for VLT to agree to reimburse any Spier Group expenses; and (iv) VLT should not risk being held for any extended period to an unconsummated Merger Agreement and should have the right to terminate if there has been no closing within a fairly short specified period after the Merger Agreement is signed.

     Indemnification. The Merger Agreement should, of course, provide for appropriate continuing indemnification by the surviving company of the directors and officers of VLT with respect to any liabilities arising out of actions or inactions before (or, of course, after) the closing.

     Past Discussions with Asset Buyers and Other Parties. There is substantial (but nonspecific) indication in the correspondence, the term sheet, and conversations with you and your counsel that you have had discussions and possibly correspondence with potential buyers of divisions or assets of VLT or with other third parties that may be interested in joint ventures or other dealings with VLT. The Special Committee insists that, as part of the negotiations looking toward a Merger Agreement, you provide full particulars of these discussions and any correspondence. There are at least three reasons for this: (i) as a Director of VLT, you of course have a duty to bring any contact that represents a "corporate opportunity" for VLT to the attention of the Board;
(ii) in turn, the Special Committee, in considering your proposal, has an obligation to compare it with other options available to VLT, including any options that may be offered by conversations that you have had with third parties; and (iii) if a Merger Agreement is signed and presented to shareholders, it will of course be necessary to make full disclosure of the buyer's






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December 9, 1996
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plans for the company's future, including any possible dealings with third parties with whom you have had contact.

     Discussions with EDS and Other Third Parties with whom VLT is Dealing. As you know, Dena Rosenzweig called you last Thursday to convey a request by the independent members of the Board that you refrain from any further discussions with Electronic Data Systems Corporation ("EDS") concerning your offer to acquire VLT. In making this request, the independent members of the Board were acting in a manner consistent with requests the Board has made of other parties interested in a potential strategic transaction with VLT or Automated Wagering International, Inc. ("AWI"). In addition, this request is also consistent with statements you made in your November 26 letter, wherein you noted that you have purposely avoided detailed discussions and negotiations with EDS in order to avoid any suggestion that you are interfering with the efforts of VLT to resolve the pending disputes with EDS. Your November 26 letter accordingly recognizes that separate discussions and negotiations between you and EDS could suggest that you had interfered with VLT's own dealings with that important supplier.

     Our concerns in this regard were heightened when we learned last Thursday that your counsel has apparently contacted Gil Friedlander, General Counsel of EDS, with a view to beginning discussions with EDS regarding terms satisfactory to the Spier Group for resolving all VLT-EDS disputes. This action potentially threatens VLT's ability to settle its differences with EDS and also raises concerns for the Special Committee regarding your roles as both bidder for VLT and continuing member of the VLT Board. At the very least, the Special Committee is concerned in this context about your ability to satisfy your fiduciary duties as a director of VLT.

     In view of the foregoing, the Special Committee asks that you agree that, from the present until the signing of any Merger Agreement, you and other members of the Spier Group will not have any discussions with third parties with whom VLT has dealings, unless VLT representatives are present and participating. Please note that this does not mean merely that VLT would be given the opportunity to attend; the Special Committee may, on occasion, decide that any meeting between Spier Group representatives and a particular third party would be contrary to VLT's interests, and the Special Committee's judgment on that point must be honored.

     Your Participation as a Director. As you have recognized, it would not be appropriate, while your proposal to acquire VLT is being considered, for you to participate as a Director in the consideration either of your own proposal or of any "competing" strategic option, or to receive information that bears on the competing options. Conversely, we recognize that, in principle, if you choose to remain a Director during the negotiations, you would have the right to receive information about and participate in VLT's ordinary ongoing business decisions. As I am sure you will agree, there is an unusual amount of difficulty, in this particular case, in separating the


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December 9, 1996
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"strategic" from the "ordinary."  You yourself have deemed many seemingly
"ordinary" issues, such as the hiring of a general counsel, relevant to your bid. Our only suggestion for resolving this matter is that the Special Committee be charged with deciding, from time to time, in good faith, what information it is appropriate for VLT to provide to you and Bill Lyons, and what Board discussions you should participate in, and that you both be asked to accept the Special Committee's good faith determinations.

     Counsel Advising the Special Committee. The Special Committee agrees with the observation that you made Friday morning in our telephonic Board meeting, that Company counsel (Rogers & Hardin and Wilmer, Cutler & Pickering) can advise the Special Committee. This letter confirms our understanding that you expressly consent to Company counsel acting in that role.

     We will look forward to your response to this letter. In addition, we would appreciate your signing below and returning a copy of this letter to me, indicating your agreement, on behalf of the Spier Group, to the matters discussed above under the headings "Past Discussions with Asset Buyers and other Parties", "Discussions with EDS and Other Third Parties with whom VLT is Dealing", "Your Participation as a Director" and "Counsel Advising the Special Committee".

                                            Sincerely,



                                            Richard Burt
                                            Chairman, Special Committee


     Acknowledged and agreed to this _____ day of December, 1996.


                                            _____________________________
                                            William Spier






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